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                           ASSET PURCHASE AGREEMENT


     THIS AGREEMENT, made and entered into this 12th day of September, 1996, by and among MOUNTAIN MEDIA, INC., a Pennsylvania corporation doing business as Iowa Outdoor Displays ("IOD") and ROBERT H. LAMBERT, ("Lambert")(IOD and Lambert are collectively referred to as "Seller") and UNIVERSAL OUTDOOR, INC., an Illinois corporation, ("Buyer").


                             W I T N E S S E T H :

     In consideration of the respective representations, warranties and covenants contained in this Agreement and other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, Buyer and Seller agree as follows:

l.   Transfer of Assets.

          1.1 Buyer agrees that at the Closing it shall acquire all of the business and assets of Seller, whether disclosed or undisclosed, wherever located, which are used in the outdoor advertising business in the market described in Exhibit 1.1, ("Market"), including, but not limited to, those assets listed on Exhibits or Schedules attached to this Agreement ("Assets"), and Seller agrees to transfer, assign, convey and deliver to Buyer all of the Assets, in exchange solely for the consideration specified under the provisions of Section 1.4 herein ("Purchase Price"), plus the assumption of certain obligations of Seller as specified.

          1.2 The consideration payable by Buyer, as specified in Section 1.1, includes any applicable sales taxes or other taxes imposed upon the transfer of the Assets to Buyer.

          1.3 The Assets shall include, but shall not be limited to, the following, all of which are located in the Market:

                    1.3.1 All interest in and to real property as described on Exhibit 1.3.1 including all leasehold interests of Seller in and to real property, and all easements and licenses, including prepaid ground rents.

                    1.3.2 All sign structures, whether owned or leased, and any fixtures and leasehold

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                    interests in sign structures, and all lights, electrical
                    hook ups, catwalks and other appurtenant equipment in the Market which are described in Exhibit 1.3.2.

                    1.3.3 All rights and entitlement of Seller in and to advertising contracts which are listed in Exhibit 1.3.3.

                    1.3.4 All other contract rights and entitlements related to the business of Seller, whether oral or written in excess of $5,000, including those set forth in 1.3.4.

                    1.3.5          All rights and obligations of Seller in and
                    to sign constructions.   All such rights and a list of any
                    contractors are listed in Exhibit 1.3.5. For purposes of this subsection "sign constructions" shall mean any locations as to which Seller has a perfected or partial right or expectancy to construct signs.

                    1.3.6 All governmental permits, licenses, approvals or authorizations necessary for Seller to conduct its outdoor business within the Market. Seller shall cooperate with Buyer in the assignment and transfer to Buyer of all such governmental permits, licenses, approvals or authorizations, including state and local sign permits. All such sign permits and all other material permits, licenses, approvals or authorizations are listed in Exhibit 1.3.1 and 1.3.6.

                    1.3.7 All other assets and property of Seller used in the Market in Seller's outdoor advertising business, such as motor vehicles, office equipment and machinery, sign panels, lighting fixtures, furniture, inventories of raw materials, supplies, customer lists, business records, and work in progress. A list of all other material assets is set out in Exhibit 1.3.7.

                    1.3.8 All deposits from customers held by Seller arising from transactions in the Market. A list of all deposits from customers is set forth in Exhibit 1.3.8.

                    1.3.9 All telephone numbers and listings used by Seller in the Market. Seller will not change said telephone numbers. A list of all

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                    telephone numbers and listings is attached as Exhibit 1.3.9.

                    1.3.10         [Intentionally Deleted]


                    1.3.11 Data regarding lessors, advertisers and other business data in machine-readable form.

                    1.3.12 All accounts receivables and prepaid expenses of IOD attached as Exhibit 1.3.12.

          1.4 Buyer shall pay to Seller a Purchase Price for the Assets of: (a) One Million Seven Hundred Twenty-Five Thousand Dollars ($1,725,000) in cash or by wire transfer at Closing at Seller's direction as shown on Exhibit 1.4(a) and (b) Seventy-Five Thousand Dollars ($75,000) payable into escrow pursuant to the terms of the Escrow Agreement attached Exhibit 1.4(b). The Purchase Price set forth herein is subject to the following adjustments:

                    1.4.1          [Intentionally Deleted]


                    1.4.2 Minus the amounts which will credit Buyer for the following:

                    1.4.2.1 $1000 for the Construction of one face on Route 48, Shenandoah.


                    1.4.2.2 Any advertising services delivered after Closing for which Seller has already received payment as reflected on Exhibit 1.3.8.

                    1.4.3 Other than as provided for in Section 1.4.2, all items of income and expense listed below relating to the Assets will be prorated as of the Closing Date, with Seller liable to the extent such items relate to any time period up to and including the Closing Date, and Buyer liable to the extent such items relate to periods on or subsequent to the Closing Date: (a) personal property, real estate, occupancy and water taxes, if any, on or with respect to the Assets;
                    (b) rents, taxes and other items payable by Seller under any contract to be assigned to or assumed by Buyer; (c) the amount of sewer rents and charges for water, telephone, electricity and other utilities and

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                    fuel; and  (d) [Intentionally Deleted] (e) all items paid or payable on or after the Closing Date under any of the Assumed Obligations (as such term is defined in Section 4.1 herein) to the extent not specifically referenced in clauses (a) - (d) above which are normally prorated in connection with similar transactions;

                         The net aggregate amount of the prorations described in
                    (a) - (d) shall be added to or subtracted from the base amount payable by Buyer to Seller on the Closing Date. If current payments with respect to items to be prorated pursuant to this Section 1.4.3 are not ascertainable on or before the Closing Date, such payments shall be prorated on the basis of the most recently ascertainable bill therefor and shall be reprorated between Seller and Buyer when the current bills with respect to such items have been issued and a cash settlement shall be made within thirty (30) days thereafter.

                         The prorated items known to the parties at Closing are
                    as listed on Exhibit 1.4.3


          1.5 The Purchase Price will be paid by Buyer plus or minus the amount, if any, by which the Purchase Price is adjusted pursuant to subsection 1.4 of this Agreement

          1.6 The parties hereto agree that the allocated Asset values attached hereto, designated Exhibit 1.6, fairly and accurately represent the respective values of the Asset categories of Seller purchased by Buyer pursuant to the Asset Agreement.

          1.7 At the Closing, Seller shall execute the Non-Competition, Non-Solicitation and Non-Disclosure Agreement substantially in the form set forth in Exhibit 1.7(a).

               If Seller violates this Section 1.7 and the Non-competition, Non-Solicitation and Non-Disclosure Agreement referenced herein, and Buyer obtains a final judgment or arbitration award or a settlement is reached with Seller for damages as a result of this violation, Buyer may offset the amount of this judgment, arbitration award or settlement against any amounts owed by Buyer. "Final" shall mean any judgment for which no appeal has been filed during the thirty (30) days following the

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          entry of the judgment order.  Provided, however, Buyer's claim shall not be limited to the amount of any offset available.

          1.8 After the Closing, Buyer shall have the right to use the name Iowa Outdoor Displays and all other trade names used by Seller in the Market. Buyer shall also have the right for one year from the Closing Date to endorse the name Iowa Outdoor Displays to all checks which, pursuant to the terms of this Agreement, are the property of Buyer.

     2. Representations and Warranties of Seller. Seller represents and warrants to Buyer as an inducement to Buyer to purchase the Assets of Buyer pursuant to the terms of this Agreement as follows:

          2.1 IOD is a Pennsylvania corporation, duly organized, validly existing and in good standing under the laws of that state, and has the corporate power to own its property and carry on its business as now being conducted, and to execute and deliver the Asset Purchase Agreement and any other agreements to be entered into by Seller in connection with the Asset Purchase Agreement.

          2.2 Seller is properly qualified as a foreign corporation to do business in the jurisdictions listed in the attachment hereto designated as Exhibit 2.2. These are the only jurisdictions where Seller is required to be qualified as a foreign corporation in order to conduct business in the Market.

          2.3       To the best of Seller's knowledge, except as set forth on
          Exhibit 2.3, there are no violations of applicable laws or regulations, including, but not limited to, zoning regulations and building permits or other permits related to sign structures have occurred that would have a material adverse effect on the future operation of any Asset.

          2.4 Attached as Exhibit 2.4 are unaudited balance sheets and comparative operating statements of Seller's business in the Market as of July 31, 1996 (the "Financial Statements"). These Financial Statements are in accordance with the books and records of Seller and fairly and accurately present its financial position as of that date in accordance with generally accepted accounting principles.

          2.5 Since the date of the Financial Statements, except as disclosed in Exhibit 2.5 attached hereto, to the best of Seller's knowledge there have been no material adverse

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          changes in the general affairs, management or financial position or financial condition of Seller with respect to the Market.

          2.6 The Exhibits attached to this Agreement are correct in all material respects including specifically the following:

                    2.6.1     The information about contracts attached as
                    Exhibit 1.3.3 and Exhibit 1.3.4 to this Agreement is true and correct as of the date set forth in said Exhibit.
                    Except as set forth in Exhibit 2.6.1, said contracts (1) are in full force and effect (2) have not been breached by Seller or to the best of Seller's knowledge, any of the parties thereto; and (3) all payments required under said contracts have been made except those not yet due and payable provided the current portion of which is included as a Current Liabilities. Seller has no "percentage rental" leases.

                    2.6.2 All sign leases to which Seller is a Lessee are in full force and effect.

                    2.6.3     [Intentionally Deleted]

                    2.6.4 Exhibit 2.6.4 lists agreements, whether oral or written requiring payments or performance by IOD after Closing other than Lease payments and the following agreements:

                          (a) Each material contract, agreement or commitment for the sale or lease of Seller's Assets, products or services, excluding advertising contracts and contracts to provide advertising allowances or promotional services which are listed in
                          Exhibit 1.3.4.

                          (b) Each contract with any dealer, distributor, broker, agent or sales representative.

                          (c)  Employment contracts, including union
                          contracts, executed by any officer, director, employee or consultant of Seller.

          2.7 There are no unfair labor practice charges pending, or to the best of Seller's knowledge, threatened against Seller. Seller has not engaged in any unfair labor practices, and there is no strike, dispute, request for representation or work stoppage pending or threatened against Seller by or with respect to any such employees.

          2.8       The execution, delivery and performance of this

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          Agreement by Seller, including, without limitation, all conveyances, transfers, assignments and deliveries contemplated herein, have been duly and effectively authorized and approved by IOD's board of directors and shareholders and all other persons, businesses, banks and governmental bodies or courts whose approval is required. This Agreement and each and every instrument executed and delivered hereunder by Seller shall constitute a valid and binding obligation of Seller enforceable according to their terms.

          2.9 The performance of this Agreement by Seller will not conflict with or violate the provisions of any material agreement or instrument binding upon Seller

          2.10 Except as set forth in Exhibit 2.10, there is no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, after due inquiry, to the best of Seller's knowledge, threatened against or affecting the business, Assets or financial conditions of Seller within the Market which would have any material adverse effect on Seller's performance of this Agreement and the transactions contemplated herein. Seller is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality.

          2.11 Except as set forth on Exhibit 2.11, at Closing Seller will convey good and merchantable title to all Assets and Seller's title to all property included in the Assets required to be disclosed in the Exhibits to this Agreement is not encumbered in any manner other than for liens for taxes not yet due.

          2.12 All Assets are useable in the ordinary course of business in accordance with industry standards except those listed in Exhibit
          2.12. Seller has no knowledge of any defects in the condition of any of the said Assets, ordinary wear and tear excepted.

          2.13 Seller represents and warrants to Buyer that as of the date of this Agreement the following environmental representations and warranties are true:

                    2.13.1 Seller has not caused or permitted its operations on any real estate owned or leased by Seller to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce or process hazardous substances or other dangerous or toxic substances or solid wastes, except in

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                    compliance with all applicable federal, state and local
                    laws or regulations, and has not caused or to the best of Seller's knowledge permitted and has no knowledge of the release of any hazardous substances that have gone onto or offsite of any real estate owned or leased by Seller (other than the disposal of paints, pastes and similar chemicals through approved channels) and Seller has no knowledge that any person or entity has in the past utilized any real estate owned or leased by Seller in a manner which has created any hazardous substance on or off any real estate owned or leased by Seller. There are no pending and, to the best of Seller's knowledge, no threatened claims, suits, administrative proceedings, or other actions by a Court or governmental entity with regard to hazardous substances on any real estate owned or leased by Seller except as set forth in Exhibit 2.13.1.

                    2.13.2 Seller agrees to indemnify and hold harmless Buyer, its successors, and assigns against and in respect of any and all damages, claims, losses, liabilities and expenses, including, without limitation, reasonable legal, accounting, consulting, engineering and other expenses, which may be imposed upon or incurred by Buyer, its successors or assigns, or asserted against the Buyer, their successors or assigns by any other party or parties (including, without limitation, a governmental entity), arising out of or in connection with any environmental condition, resulting from activity of Seller prior to Closing. The indemnification obligations of Seller in this
                    Section 2.13.2 shall survive and extend to the fifth anniversary of Closing subject to the limits stated in
                    Section 10.5.

          2.14 As of the date of this Agreement, Seller knows of no individual, partnership, corporation or other entity in the Market who makes it a practice to destroy billboards as part of a campaign or concerted effort to damage billboard companies.

          2.15 Except current liabilities incurred or paid in the ordinary course of business and obligations under contracts entered into or performed in the ordinary course of business Seller has not since the date of the Financial Statements attached as Exhibit 2.4:

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                    2.15.1        incurred or become subject to any obligations
                    or liabilities (absolute or contingent) which have a material adverse effect on the Assets;

                    2.15.2 mortgaged, pledged or subjected to any lien, charge or encumbrance any of its assets covered by this Agreement(other than liens for taxes not yet due;

                    2.15.3 entered into any transaction other than in the ordinary course of business in any way affecting the Assets, except for this Agreement and the transactions contemplated hereunder;

                    2.15.4 increased, without the knowledge of Buyer, the general rate of compensation payable to any of its employees or made or accrued for any new employee benefit plans for employees. A list of employees who work on a full time basis and all compensation and bonus arrangements for these employees is set forth in Exhibit 2.15.4;

                    2.15.5 made, accrued or become liable in any way for any bonus, profit sharing, pension, incentive compensation or other similar payments to any employee; or

                    2.15.6 suffered any other event or condition of any character which has materially adversely affected Seller's business.

          2.16 The accounts receivable of Seller reflected in the Financial Statements attached hereto as Exhibit 2.4 and the accounts receivable of Seller resulting from its business operations through the Closing Date have been or, to the best of Seller's knowledge, will be collected in the ordinary course of business, considering the offset for the reserve for doubtful accounts on the same basis as used by Seller in the past. Seller shall continue through the Closing Date its normal and customary collection efforts with regard to such accounts receivable and shall not make any operational changes in anticipation of this transaction. Said accounts receivable arose out of bona fide transactions in the ordinary course of business and are not subject to any right of offset or counterclaim except for any barter or lease trade out arrangements disclosed in Section 2.21.

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          2.17      Except as set forth in Exhibit 2.17, Seller does not sponsor or participate in any (i) life, health, accident or disability or any other "employee welfare benefit plan" as defined in Section 3(l) of ERISA, or (ii) any "employee pension benefit plan" as defined in
          Section 3(2) of ERISA. Exhibit 2.17 also discloses the Seller's vacation, sick leave and holiday policies.

          2.18 Pursuant to the terms of this Agreement, is delivering to Buyer all Assets used in the Market by Seller to operate its business except Seller's Automobile.

          2.19 Seller has paid all federal and municipal taxes, including real and personal property, sales and use taxes it is required to pay.

          2.20      Seller has not sublet any property except as disclosed in
          Exhibit 2.20.

          2.21 Seller has not engaged in any "bartering" or "lease trade outs" of accounts receivable or advertising space except as set forth in Exhibit 2.21.

          2.22 The supplies owned by Seller being purchased by Buyer, which are current assets, are useable by Buyer, both as to quality and quantity, in the ordinary course of business in accordance with industry standards.

          2.23      [Intentionally Deleted]

          2.24      [Intentionally Deleted]

          2.25 Seller has all permits and licenses needed to operate the Assets being purchased by Buyer and no one has challenged the validity of those permits and licenses except as set forth in Exhibit 2.25.

          2.26 No Major Advertiser of Seller has advised Seller that it will not renew or it is going to breach or terminate its advertising contracts when it is assigned to Buyer. The term "Major Advertiser" as used herein shall mean any advertiser whose annual payments are Five Thousand Dollars ($5,000.00) in the aggregate or more. No group of advertisers whose annual payments exceed Forty Thousand Dollars ($40,000) have advised Seller they will not renew or are going to breach or terminate their advertising contracts when they are assigned to Buyer.

          2.27 Seller has not received notice of any tax audits against Seller.


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          2.28      Seller shall be responsible for providing any notice of
          layoff or plant closing required in connection with the transaction contemplated herein pursuant to the Federal Worker Adjustment and Retraining Notification Act of 1988, any successor federal law, and any applicable state or local plant closing notification statute, and Seller shall bear any liability or obligation that may rise or accrue as the result of improper or untimely notice or that may arise from any person claiming wrongful termination or change of employment as a result of any action or omissions of Seller with respect to the transactions set forth in this Agreement.

          2.29 All dues owed by Seller to any outdoor advertising association have been paid.

          2.30 There are no agreements or undertakings pursuant to which any third party has or may have the right to acquire from Seller any of the stock or (except in the ordinary course of business) Assets of Seller.

          2.31      To the best of Seller's knowledge, except as set forth on
          Exhibit 2.31, after Closing Buyer will have the exclusive right to use the Seller's name and all other trade names used by Seller in the outdoor advertising business in the outdoor advertising market area where Seller currently transacts business.

          2.32 To the best of Seller's knowledge, in the five years prior to Closing, no employee of Seller, lessor, business invitee, or other person has suffered personal injury or property damage as a result of any action involving the business or Assets of Seller within the Market such that a claim has been or may be raised against Seller directly or indirectly or under the workman's compensation laws of any state except as set forth in Exhibit 2.32.

          2.33 Seller shall have delivered to Buyer under this Agreement sign structures containing, in the aggregate, at least 155 advertising faces.

          2.34 Except as disclosed on Exhibit 2.34, following Closing, neither Seller nor any affiliates, officers, directors or shareholders of IOD nor any person related to or affiliated with Lambert will have any direct, indirect or beneficial ownership of any real or personal property which is in any way involved with or related to the operation of the Assets and property of Seller used in the Market in Seller's outdoor advertising business being purchased by Buyer.


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     3.        Representations and Warranties of Buyer.  Buyer represents and warrants to Seller as follows:

          3.1 Buyer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Illinois, with full power and authority to own its properties and carry on its business as now being conducted and to execute and deliver this Asset Purchase Agreement and any other Agreements to be entered into by Buyer in connection with this Asset Purchase Agreement.

          3.2 The performance of this Agreement by Buyer will not conflict with or violate the provisions of any material agreement or instrument binding upon Buyer; and the execution, delivery and performance of this Agreement shall have been duly and effectively authorized by Buyer prior to Closing. This Agreement and each and every instrument executed and delivered by Buyer shall constitute a valid and binding obligation of Buyer.

          3.3 There is no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, to the best of Buyer's knowledge, threatened against or affecting the business, assets or financial conditions of Buyer which would have any material adverse effect on Buyer's performance of this Agreement and the transactions contemplated. Buyer is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality.

          3.4 Buyer shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed and fulfilled under this Agreement, to the end that the transactions contemplated by this Agreement shall be fully carried out.

     4.   Assumption of Obligations.

          4.1 Buyer does not assume any obligations or liabilities of Seller of any kind or nature, except as to those post-closing matters specified below.

                    4.1.1 Post-closing liabilities under leases affecting the Assets or within the Market; and which have not been paid, performed or discharged by Seller.

                    4.1.2 Post-closing obligations to deliver advertising services pursuant to advertising

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                    contracts purchased pursuant to this Agreement in the
                    Market.

          4.2 Anything to the contrary notwithstanding, it is expressly understood that Buyer shall not assume any of the following obligations or liabilities of Seller:

                    4.2.1 Any city, state or federal tax liabilities for any kind of tax for any period prior to and including the Closing Date. Real and personal property taxes shall be prorated as of the Closing Date, based upon bills received, when received.

                    4.2.2 Any income tax liability arising from the sale of Assets to Buyer or conveyance of Assets to Buyer or any liquidation and dissolution of Seller.

                    4.2.3 Any obligation, commitment or liability of or claim against Seller which constitutes or arises from a breach by Seller of any representation, warranty or covenant.

                    4.2.4 Any obligation, commitment or liability of or claim against Seller which may arise from Seller's operation of the Assets prior to the Closing Date.

                    4.2.5 Any obligation, commitment or liability of or claim against Seller which may arise from the rendering of professional, legal, accounting, appraisal, engineering or other similar services to Seller in connection with the transactions.

                    4.2.6 Any liability of Seller under profit-sharing or similar employee benefit plans or any other employee benefit collective bargaining agreement, employment agreement or salary or bonus arrangement.

          4.3 Seller herewith agrees that it shall pay promptly when due, or contest, any and all liabilities of Seller arising in the Market not assumed by Buyer at Closing or discharged by Seller prior to Closing, if Seller's failure to pay would have a material adverse effect on Buyer, provided that Seller may contest the assertion of any such liability to the extent reasonably prudent and Buyer shall cooperate fully in any such contest. If Seller elects to contest any such liability and fails to succeed in such contest after any appeals, then Seller

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          shall promptly pay such liability.  Seller shall give Buyer written notice before Seller begins contesting any such liability unless Seller does not have adequate time, in which event, Seller shall give Buyer said written notice within five (5) business days after Seller begins contesting any such liability.

               In the event that Seller is contesting any liability not assumed by Buyer under the terms of the Asset Agreement, Seller shall make it clear to the third party that Seller and not Buyer is the entity disputing the matter.

          4.4 Installments of special assessments levied against real estate included in the Assets shall be the obligation of Seller if due on or before the Closing Date and the obligation of Buyer if due after the Closing Date.

          4.5 Prior to the Closing and for six months thereafter, Seller shall cooperate with Buyer to obtain all consents, approvals, and certificates and licenses and permits, and other documents required or appropriate in connection with the performance by it of this Agreement and the consummation of the transactions contemplated hereby or otherwise required in order to prevent the breach of any representation and warranty set forth herein; provided, however, that no contact will be made by the Seller with any third party to obtain any Consent except in accordance with arrangements previously agreed to by Buyer.

          4.6 Excluding workmen's compensation, Seller shall be responsible for all claims associated with health, illness or injury insofar as they relate to events or conditions existing on or before the Closing Date and relating to employees or their dependents (or others) to the extent that event or condition has been reported on or before the Closing Date to Seller or to a medical professional or as to which medical treatment has been obtained on or before the Closing Date; provided, however, that Buyer's health plans will (to the extent they would cover medical expenses for a condition arising after the Closing Date) cover medical expenses for continuing employees incurred after the Closing Date to the extent said medical expenses result from a medical condition existing on or before the Closing Date that have not been so reported or the subject of such treatment.

               Seller shall be responsible for all workmen's compensation claims associated with health, illness or injury insofar as they relate to events occurring on or before the Closing Date.

          4.7 Seller shall offer continuation coverage under its applicable group health plans to all employees of Seller and their covered dependents who incur a "qualifying event" (within the meaning of section 4980(B) of the Code and section 603 of ERISA) as a result of or in connection with the transactions contemplated by this Agreement. Such coverage shall comply with the continuation coverage requirements (including any applicable notice provisions) of section 4980(B) of the Code and Part 6 of Title I of ERISA and any applicable state law continuation coverage requirements.

     5. Conduct of Business Pending Closing. Seller represents, warrants and agrees that from the date of this Agreement until the Closing as to the Markets and Assets:

          5.1 The business of Seller will be conducted in the usual and ordinary course, the character of the business will not change, no different business will be undertaken within the Market, and Seller will, in accordance with its past practices, preserve for Buyer the relationship with suppliers, customers and others having business relations with Seller, including those employees of Seller which Buyer intends to hire after Closing.

          5.2 Except in the ordinary course of business, Seller will not enter into any contract, agreement, commitment or understanding with respect to employing any agents, wholesalers, dealers, brokers or consultants in the development and sale of their services which requires an expenditure of more than $5,000 without the prior written authorization of Buyer.

          5.3       As to the Market or Assets in the Market, Seller will not:

          (i) mortgage, pledge or subject to any lien, charge or encumbrance any of its Assets in the Market;

          (ii) sell or transfer any of its Assets in the Market, except in the ordinary course of business, or any permits, licenses, approvals, or authorization or except in the ordinary course of business, cancel any debts or claims;

          (iii) knowingly enter into any transaction outside the ordinary course of business.

          (iv) make, accrue or become liable in any way for any bonus (other than those which Seller shall pay in full), profit-sharing, pension, incentive compensation or other similar payments to any employee in the Market inconsistent with prior practices or other than as shown on a Schedule or Exhibit to this Agreement;

          (v) make or permit any amendment or early termination of any contract, except in the ordinary course of business;

          (vi) through negotiations or otherwise, make any commitment affecting the Market or incur any liability affecting the Market to labor organizations without the prior written approval of Buyer;

          (vii) make any material alteration to the normal and customary pricing in the Market or terms and conditions of sale extended to Seller's customers; or

          (vii) discharge or satisfy any lien or encumbrance affecting the Market or pay any obligation or liability affecting the Market (absolute or contingent), except as required or allowed hereunder.

          5.4 Seller shall maintain books of account consistent with past accounting practices as described in Section 2.4. Seller will not materially alter its current insurance coverage without the prior written consent of Buyer.

          5.5 Prior to this Agreement, Seller has made available to Buyer and its representatives certain information and records relating to the business and affairs of Seller as requested by Buyer. During the normal business hours throughout the period from this date to the Closing Date, Seller will give to Buyer and its accountants, counsel, appraisers and other representatives full access to all properties, contracts, commitments, books and records or Seller pertaining to the Market. Buyer will keep such information confidential and not disclose or use such information except for purposes of this Agreement until Closing.

          5.6 Prior to Closing, Buyer shall not have the risk of loss with respect to the Assets to be conveyed pursuant to this Agreement. In the event, between the date of this Agreement and the Closing Date, any parcel of improved real property or personal property being purchased, or leased as a part of this transaction, including but not limited to, the office furniture and equipment, fixtures, leasehold improvements, equipment, vehicles or other personal property is materially damaged or destroyed by fire or other casualty or in the event that the sign structures to be purchased are materially damaged or destroyed by fire or other casualty, and if as a result the Assets are materially diminished in value, Buyer may elect to terminate this Agreement, and all obligations of the parties shall cease and neither party shall have any further rights against the other. Seller shall have the right within thirty (30) days to remedy or repair such damage or destruction and (subject to the terms and conditions of this Agreement) thereupon require Buyer to close. Seller shall immediately notify the Buyer in writing of the occurrence of any fire or other casualty. Buyer shall notify Seller in writing within two days of Buyer's receipt of Seller's notice whether Buyer elects to consummate this transaction.

     6.        Conditions to Obligations of Buyer to Consummate the Transaction.
     The obligations of Buyer to be performed at the Closing shall be subject to the satisfaction or the waiver in writing by Buyer on or prior to the Closing Date of the following conditions:

          6.1 Buyer shall have received an opinion from counsel for Seller in the form attached as Exhibit 6.1 which shall be reasonably satisfactory to Buyer, dated the Closing Date, to the effect that;

                    6.1.1 IOD is a corporation duly organized, existing and in good standing under the laws of the State of Pennsylvania and has the corporate power to carry on its business as now being conducted in the Market, and is not required to qualify to do business in any state where the nature of its business or assets require qualification.

                    6.1.2 Such counsel does not know of any pending or threatened lawsuits against Seller other than those described in Exhibit 2.10 or elsewhere in this Agreement.

                    6.1.3 The execution, delivery and performance of this Agreement by Seller has been duly authorized and approved by its Board of Directors and this Agreement and each instrument executed and delivered herewith by Seller has been duly executed by and constitute valid and binding obligations of Seller on the Closing Date enforceable according to their terms except to the extent enforceability is limited by applicable bankruptcy and insolvency laws and by general principles of equity. Counsel may take exception to the enforceability of the noncompetition and nonsolicitation provisions of the instruments and other generally accepted exceptions.

                    6.1.4 This Agreement and each instrument have been duly executed and delivered by Seller.

                    6.1.5          [Intentionally Deleted]

                    6.1.6          [Intentionally Deleted]

                    6.1.7 When the Bill of Sale or other conveyance instruments shall have been delivered to Buyer by Seller, such delivery will transfer to Buyer good title to the Assets, and the Assets to the best of counsel's knowledge is will be free and clear of all liens, encumbrances, claims, charges and assessments whatsoever, other than any incurred by Buyer.

          6.2 Buyer shall not have discovered and given notice to Seller prior to closing of any material error, misstatement or omission in the representations and warranties made by Seller which alone or in the aggregate are materially adverse to Seller or to Buyer if the transaction is completed, unless Seller has covered the same to Buyer's reasonable satisfaction. The representations and warranties and Exhibits or Schedules of Seller contained in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties have been made on and as of such date, except for any variations resulting from actions contemplated or permitted by this Agreement, which variations shall not be materially adverse, and each and all of the covenants to be performed by Seller on or before the Closing Date pursuant to the terms shall have been duly performed in all material respects. Seller shall deliver to Buyer a certificate to that effect, dated the Closing Date, certifying to all the foregoing, and executed by an authorized officer of Seller.

          6.3 All contracts, leases and options, permits and rights employed by Seller in the conduct of its business in the Market, to the extent assignable by Seller, shall be assigned to Buyer at Closing, and Seller will use reasonable business efforts to obtain and provide to Buyer at Closing any third parties' consents required for such assignments.

          6.4 If required by law, Seller shall have complied with all requirements imposed by such agencies of the U. S. Government as may be necessary for the valid and legal consummation of the transactions contemplated by this Agreement.

          6.5 No court or governmental agency shall have issued an order, binding on Buyer, enjoining the closing of the transactions contemplated herein, and no proceeding shall be pending or threatened that could result in such order.

          6.6       [Intentionally Deleted]

          6.7 Seller shall have delivered a certificate that there has been no material adverse change in the exhibits prepared for this Agreement between the date of the exhibit and the Closing Date.

          6.8 There shall be no existing or threatened suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, after due inquiry, to the best of Seller's knowledge, threatened against or affecting the business, assets or financial conditions of Seller within the Market which would have any material adverse effect on Seller's performance of this Agreement and the transactions contemplated, including that listed in
          Exhibit 2.10 or elsewhere in this Agreement.

          6.9 Seller shall deliver a certified copy of the Board of Directors resolution approving this transaction and the execution of this Agreement.

          6.10 Seller shall deliver an Incumbency Certificate to Buyer as to Seller.

          6.11 Seller shall deliver to Buyer copies of all books, records and documents relating to the Assets at the Closing. Seller shall retain its minute books and Corporate records.

          6.12 Seller shall have terminated or reassigned all of Seller's employees in the Market.

     7. Conditions to Obligations of Seller to Consummate the Transaction. The obligations of Seller to be performed at the Closing shall be subject to the satisfaction or the waiver in writing by Seller on or prior to the Closing Date of the following conditions:

          7.1 Seller shall have received an opinion of Buyer's counsel in the form attached as Exhibit 7.1 and which shall be reasonably satisfactory to Seller, dated the Closing Date, to the effect that:

                    7.1.1 Buyer is a corporation duly organized, existing and in good standing under the laws of the State of Illinois and has the corporate power to carry on its business as now being conducted.

                    7.1.2 The execution, delivery and performance of this Agreement by Buyer has been duly authorized and approved; and this Agreement and each instrument executed and delivered by Buyer have been duly executed by and constitute valid and binding obligations of Buyer enforceable according to their terms subject, however, to any state or federal laws for debtor relief or general principles of equitable relief.

                    7.1.3 All actions and proceedings required by law or this Agreement to be taken by Buyer at or prior to the Closing in connection with this Agreement and the transactions provided for have been duly and validly taken or waived by Seller.

          7.2 Seller shall not have discovered any material error, misstatement or omission in the representations and warranties made by Buyer which alone or in the aggregate to Buyer or Seller if this transaction is completed unless Buyer has covered the same to Seller's reasonable satisfaction. The representations and warranties of Buyer contained in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except for any variations therein resulting from actions permitted by this Agreement, which variations shall not be materially adverse to Buyer and each and all the covenants to be performed by Buyer on or before the Closing Date shall have been duly performed in all material respects. Buyer shall deliver to Seller a certificate to that effect, dated the Closing Date, and executed by an authorized officer of Buyer.

          7.3 If required by law, Buyer shall have complied with all requirements imposed by such agencies of the U. S. Government as may be necessary for the valid and legal consummation of the transactions contemplated hereby.

          7.4 No court of competent jurisdiction or governmental agency shall have issued an order, binding on Seller, enjoining the closing of the transactions contemplated herein, and no proceeding shall be pending or threatened that could result in such order.

          7.5 There shall be no existing or threatened suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, after due inquiry, to the best of Buyer's knowledge, threatened against or affecting the business, assets or financial conditions of Buyer within the Market which would have any material adverse effect on Buyer's performance of this Agreement and the transactions contemplated, including that listed in
          Exhibit 2.10 or elsewhere in this Agreement.

          7.6 Buyer shall deliver an Incumbency Certificate to Seller as to Buyer.

     8.   Closing.

          8.1 The transactions required under this Agreement to be consummated at the Closing shall take place at such date ("Closing Date"), and time as Seller and Buyer may agree, as close as possible to the execution of this agreement, but in no event later than September 30, 1996.

          8.2 In addition to, and without limiting any other provision of this Agreement, Seller agrees to do, perform and deliver at the date of Closing the following:

                    8.2.1 The opinion of counsel of Seller as specified in Section 6.1;

                    8.2.2 Execution by Seller of the requisite instruments of conveyance, including, but not limited to, a Bill of Sale and assignments;

                    8.2.3 Appropriate instruments of transfer to Buyer all parcels of real estate or leaseholds covered by this Agreement.

                    8.2.4 Evidence satisfactory to Buyer showing compliance with provisions of any applicable requirement of the U.S. Government or any state or local government.

                    8.2.5 Such other instruments as counsel for Buyer may reasonably request.

                    8.2.6 A certificate that there has been no material adverse change in the Exhibits prepared for this Agreement, between the date of the Exhibit and the Closing Date.

          8.3 In addition to, and without limiting any other provisions of this Agreement, Buyer agrees to do, perform and deliver at the Closing the following:

                    8.3.1 The opinion of Buyer's counsel as specified in Section 7.01;

                    8.3.2 The amount specified in Section 1.4 in the form of an interbank transfer of immediately available funds;

                    8.3.3          Deposit of the amount specified in
                    Section 1.4 in escrow pursuant to the Escrow Agreement.

                    8.3.4 Evidence satisfactory to Seller showing compliance with provisions of any applicable requirement of the U.S. Government or any state or local government.

                    8.3.5 Such other instruments as counsel for Seller may reasonably request.

     9.   Post-Closing Covenants.

          9.1 Buyer and Seller agree to retain and permit each other access to relevant pre-closing accounting records and corporate books of Seller regarding the Assets for a period of six (6) years following the Closing Date for any proper purpose. "Proper purpose" means the preparation and review of any federal, state or local tax filing or governmental report, filing, or application and defending or enforcing rights against third parties or defending or enforcing rights under this Agreement.

          9.2 Seller and Buyer agree to cooperate in the preparation of any governmental reports and to furnish reasonably requested information needed for the preparation of governmental reports.


          9.3 Consents. To the extent that the assignment of any contract, license, lease or other agreement to be assigned to Buyer herein shall require the consent of any person other than Seller, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof.

          Of any such consent is not obtained before the Closing Date, Seller agrees to cooperate with Buyer thereafter in any reasonable arrangement (such as subcontracting, sublicensing or subleasing) designed to provide for Buyer the benefits under the applicable contract, license, lease or other agreement, as the case may be including without limitation, enforcement, at the cost to and for the benefit of Buyer, of any all rights of Seller againstthe other parties thereto arising out of the breach or cancellation thereof by such other parties or otherwise.

          9.4 Waiver of Bulk Transfer Laws. The Buyer and Seller each hereby agrees to waive compliance by the other with the provisions of the bulk transfer law of any jurisdiction.

    10.   Indemnity.

          10.1 Seller agrees to indemnify Buyer against all claims, losses, expenses, obligations, damages and liabilities (including, without limitation, costs and expenses of litigation and reasonable attorneys'
          fees) occurring or arising from the following: (1) any breach of any representation or warranty or failure to do and perform any covenant or agreement of Seller contained in this Agreement; (2) any obligation, debt or liability of Seller or any claim based upon any other occurrence arising from the operation of the Assets anywhere, or from the operation of Seller's entire business anywhere, prior to the Closing, the obligation for which is not expressly assumed or agreed to be assumed by Buyer; or (3) any claim of any finder or broker engaged by Seller or owed compensation by Seller as a result of the transactions contemplated in this Agreement.

          10.2 Buyer hereby agrees to indemnify Seller against all claims, losses, expenses, obligations, damages and liabilities (including, without limitation, costs and expenses of litigation and reasonable attorneys' fees) occurring or arising from the following: (1) any breach of any representation or warranty or failure to do and perform any covenant or agreement of Buyer contained in this Agreement; (2) any obligation, debt or liability of Seller or any claim based upon any other occurrence arising from the operation of the Assets anywhere, or from the operation of Buyer's entire business anywhere, after the Closing, the obligation for which is not expressly assumed or agreed to be assumed by Seller; or (3) any claim of any finder or broker engaged by Buyer or owed compensation by Buyer as a result of this transaction.

          10.3 Within a reasonable time after receipt of notification of a claim, the indemnified party shall notify the indemnifying party of any claim or demand which the indemnified party has determined has given rise to a right of indemnification. Such notice shall specify the agreement, representation or warranty with respect to which the claim is made, the facts giving rise to the claim, the alleged basis for the claim, and the amount (to the extent then determinable) of liability for which indemnity is asserted. Failure to give the foregoing notice shall not be deemed a waiver of any claim or a bar to the assertion of such claim unless and to the extent an indemnifying party is able to establish damage or prejudice arising from the delay, in which case such failure shall be a waiver and bar only to the extent of such damage or prejudice. In the event any action, suit or proceeding is brought against the indemnified party with respect to which it may make a claim for indemnification, the indemnifying party shall assume the defense of such action, suit or proceeding and shall hire attorneys and other professionals reasonably acceptable to the indemnified party. The defense shall include all settlement negotiations and arbitration, trial, appeal or other proceedings which indemnifying party's counsel shall deem appropriate, all of which shall be at the discretion of and conducted by the indemnifying party. The indemnified party shall have the right to be represented by advisory counsel and accountants, at its expense, and shall be kept informed of such action, suit or proceeding at reasonable times at all stages thereof, whether or not so represented. The parties agree to make available to each other, their counsel and accountants all information and documents reasonably available to them which relate to such proceedings or litigation, and the parties further agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding. Each party shall promptly notify the other party of any audit or examination of its books and records undertaken by federal or state tax authorities and the results of any such audit or examination, if such audit or examination is reasonably expected to impact the other party.

          10.4 In the event that any party does not provide indemnification as required by the terms of this Article 10, and an indemnified party shall pay or suffer a loss due to an indemnified liability, the party or parties failing to provide indemnification shall pay all expenses suffered by the indemnified party including reasonable legal expenses of compelling the indemnifying party or parties to provide indemnification to so provide.

               If any party brings a legal action to compel an indemnification and loses, the losing party or parties shall pay all reasonable costs of litigation and the legal expenses of the defendant in that action.



          10.5 Limits on Indemnification. No claim for indemnification or damages shall be made by Buyer hereunder unless the aggregate cumulative amount of claims of Buyer (or any person or entity claiming through Buyer) exceeds $7,500 and then only to the extent such claims exceeds such amount. Notwithstanding anything in this Agreement to the contrary, Seller shall not be liable to Buyer or any person claiming through Buyer for an aggregate cumulative amount in excess of $250,000.

          10.6 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof shall be settled by final and binding arbitration in accordance with the then prevailing rules of the American Arbitration Association, and judgment upon the award rendered may be entered in any court having jurisdiction thereof. The arbitration proceedings shall be held in Des Moines, Iowa, before a single arbitrator.

     11. Finders. Except with respect to Johnsen, Fretty & Co., which shall be paid solely by Seller, Seller and Buyer each represent and warrant to the other that they have not dealt with any finder or broker, they have not had communications with any individual acting in such capacity with regard to these transactions, and they are not in any way obligated to compensate any such person.


     12.  Miscellaneous.

          12.1 This Agreement may be amended or modified by, and only by, a written document executed by all of the parties.

          12.2 The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

          12.3 This Agreement and any documents specifically referred to constitute the entire understanding between the parties with respect to the subject matter, superseding all negotiations, prior discussions and preliminary agreements. This Agreement may be executed in any number of counterparts.

          12.4 The representations and warranties by the parties shall survive the Closing for a period of two (2) years, all covenants and agreements shall also survive the Closing for a period of two (2) years unless they expire by their terms on or before Closing. Except as set forth in Section 2.13, no claim for indemnification shall be allowed after such two year period.

          12.5 It is expressly understood and agreed that Buyer and Seller or their respective officers or agents have not made any warranty or agreement, express or implied, except as are expressly provided, as to the tax consequences of this transaction or the tax consequences of any transaction pursuant to or arising out of this Agreement.

          12.6 Other than to a subsidiary or affiliate of Buyer, this Agreement may not be assigned without the prior written consent of the other party. This Agreement will be binding upon and inure to the benefit of the parties, their successors or permitted assigns, and the parties agree for themselves, their successors or permitted assigns, to execute any instrument and to perform any acts which may be necessary or proper to carry out the purposes of this Agreement.

          12.7 The Exhibits to this agreement shall be as of the date of this Agreement unless otherwise stated, but Seller shall provide Buyer with the certification provided for in Section 6.7.

          12.8 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person or by electronic facsimile with receipt acknowledged and copies sent by mail as provided below to the respective persons named below or if mailed by Express, certified or registered mail, postage prepaid, return receipt requested:

          If to Seller:

               Robert H. Lambert
               Iowa Outdoor Displays, Inc.
               P.O.Box 66
               105 W. Montgomery
               Creston, IA 50801
               (Phone:   515-782-4176)
               (Fax:     515-782-4177)

          With a copy to:

               David A. Swerdloff, Esq.
               Day, Berry & Howard
               One Canterbury Green
               Stamford, CT 06901
               (Phone:   203-977-7301)
               (Fax:     203-977-7334)

          If to Buyer:

               Brian T. Clingen
               Paul G. Simon
               Universal Outdoor, Inc.
               321 North Clark Street, Suite 1010
               Chicago, Illinois  60610

          12.9 After the execution of this Agreement, Buyer may issue such press releases and prepare and file documents containing such information regarding this Agreement and the transactions contemplated as Buyer deems appropriate.

          12.10 This Agreement may be executed in one or more counterparts, each of which need not contain the signatures of all parties, and all of such counterparts taken together shall constitute one Agreement. Signatures on facsimile copies of this Agreement are acceptable.

          IN WITNESS WHEREOF, all of the parties hereto have executed and delivered this Agreement as of the day and year first above written.

                               BUYER:
                               UNIVERSAL OUTDOOR, INC.

                               By:
                                  -----------------------------------
                               Its:
                                   ----------------------------------

                               SELLER:
                               MOUNTAIN MEDIA INC., D/B/A
                               IOWA OUTDOOR DISPLAYS

                               By:
                                  -----------------------------------
                               Its
                                   ----------------------------------

                               --------------------------------------
                                         ROBERT H. LAMBERT